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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Summit Brokerage Services, Inc.

(Name of Issuer)

Common Stock, $.0001 Per Share Par Value

(Title of Class of Securities)

86601N-10-1

(Cusip Number)

Antares Capital Fund III Limited Partnership
Attn: Mr. Jonathan I. Kislak
7900 Miami Lakes Drive West
Miami Lakes, Florida 33016
(305) 894-2888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 11, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86601N-10-1

1.	Name of Reporting Person: Antares Capital Fund III Limited Partnership		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,000,000

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 4,000,000

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.7%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 86601N-10-1

1.	Name of Reporting Person: Antares Capital Partners III, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,000,000

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 4,000,000

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.7%

14.	Type of Reporting Person (See Instructions): HC

CUSIP No. 86601N-10-1

1.	Name of Reporting Person: Jonathan I. Kislak		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 4,000,000

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 4,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.7%

14.	Type of Reporting Person (See Instructions): HC and IN

CUSIP No. 86601N-10-1

1.	Name of Reporting Person: Randall E. Poliner		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 4,000,000

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 4,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.7%

14.	Type of Reporting Person (See Instructions): HC and IN

Item 1.	Security and Issuer
The title of the class of equity securities to which this statement relates is common stock, par value $.0001 per share (the “Common Stock”), of Summit Brokerage Services, Inc., a Florida corporation (the “Company”). The address of the Company’s principal executive offices is 25 Fifth Avenue, Indialantic, Florida 32903.

Item 2.	Identity and Background
(a) Name: Antares Capital Fund III Limited Partnership (the “Fund”)

(b) Principal Business and Office Address: 7900 Miami Lakes Drive West, Miami Lakes, FL 33016

(c) Principal Business: Private Venture Capital Fund

(d) The Fund has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Fund has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the Fund was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) State of Organization: Delaware

(a) Name: Antares Capital Partners III, L.L.C. (the “LLC”)

(b) Principal Business and Office Address: 7900 Miami Lakes Drive West, Miami Lakes, FL 33016

(c) Principal Business: General Partner of Private Venture Capital Fund

(d) The LLC has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The LLC has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the LLC was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) State of Organization: Florida

(a) Name: Jonathan I. Kislak

(b) Business Address: 7900 Miami Lakes Drive West, Miami Lakes, FL 33016

(c) Principal Occupation: Class A Member, Antares Capital Partners III, L.L.C., the General Partner of Antares Capital Fund III Limited Partnership; Chairman of the Board, Kislak National Bank; Chairman of the Board and President of Kislak Financial Corporation.

(d) Mr. Kislak has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Kislak has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Kislak was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States of America

(a) Name: Randall E. Poliner

(b) Business Address: 7900 Miami Lakes Drive West, Miami Lakes, FL 33016

(c) Principal Occupation: President, Antares Capital Corporation; President, Antares Capital Partners II, Inc., the General Partner of Antares Capital Fund II Limited Partnership; Class A Member, Antares Capital Partners III, L.L.C., the General Partner of Antares Capital Fund III Limited Partnership.

(d) Mr. Poliner has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Poliner has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Poliner was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States of America

Item 3.	Source and Amount of Funds or Other Consideration
The entire amount of the funds used in making the purchase of Common Stock that is the subject of this statement, which constitutes all of the consideration with respect to such purchase, is one million dollars ($1,000,000), the only source of which is the working capital of the Fund.

Item 4.	Purpose of Transaction
The purchase of Common Stock that is the subject of this statement was for investment purposes. Neither the Fund, the LLC, Mr. Kislak nor Mr. Poliner have any plans or proposals which relate to or would result in: (a) the acquisition or disposition of additional securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries, (d) changes in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, other than the Fund’s right to designate one member of the board of directors of the Company as described in Item 6 below, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company’s business or corporate structure, (g) changes in the Company’s articles of incorporation, bylaws or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act or 1934, as amended, or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
(a) Aggregate number and percentage of Common Stock beneficially owned by each of the Fund, the LLC, Mr. Kislak and Mr. Poliner: See Items 11 and 13 on the applicable cover page.

(b) Shared versus sole voting and dispositive power with respect to each of the Fund, the LLC, Mr. Kislak and Mr. Poliner: See Items 7, 8, 9 and 10 of the applicable cover page.

(c) On April 11, 2003, in the State of Florida, the Fund acquired by purchase a total of 4,000,000 shares of Common Stock for $.25 per share. See Item 6 below.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
On April 11, 2003, the Fund entered into a Stock Purchase Agreement (the “Purchase Agreement”) and a supplemental letter thereto (the “Letter”) with the Company pursuant to which the Fund purchased on such date from the Company 4,000,000 shares of Common Stock for a total purchase price of $1,000,000 (or $.25 per share). Copies of the Purchase Agreement and the Letter are filed as Exhibits 1 and 2, respectively, hereto. The shares of Common Stock purchased by the Fund pursuant to the Purchase Agreement (the “Shares”) were offered and sold by the Company pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D promulgated thereunder.

Under the terms of the Purchase Agreement, during the period of time in which the Fund owns, directly or indirectly (through any of its partners, or any affiliates of the Fund or any of its partners), at least 2,000,000 of the 4,000,000 Shares (or the equivalent thereof after giving effect to any splits, mergers, stock dividends, recapitalizations, and similar transactions) (the “Applicable Period”), the Fund has certain rights pertaining to corporate governance matters relating to the composition of the Company’s board of directors and certain of its committees and to transactions involving Mr. Marshall T. Leeds, the Company’s Chairman and Chief Executive Officer (“Mr. Leeds”), and/or certain of his affiliated parties. During the Applicable Period, the Fund has the right to designate a member to serve on the Company’s board of directors and to have that director also serve on the Company’s compensation and audit committees, the membership of which committees the Company also agreed to restrict to independent directors and at least two thereof. Pursuant to the terms of the Letter, however, the foregoing corporate governance rights of the Fund terminate upon the consummation of a change of control of the Company, all as more particularly defined and described in the Letter.

The Company also agreed in the Purchase Agreement that, during the Applicable Period, it will not enter into a related party transaction with Mr. Leeds or with certain of his affiliates without the consent of a majority of the Company’s independent directors, and to not modify Mr. Leeds’ employment agreement with the Company without the consent of a majority of the compensation committee of the Company’s board of directors. However, as provided in the Letter, with respect to modifications of Mr. Leeds’ salary and bonus compensation that are in excess of specified threshold amounts, such modifications require the unanimous consent of (i) all independent directors comprising all of the compensation committee members and (ii) the Fund, but only until such time as the Fund’s designee is placed on the Company’s board of directors and the compensation committee thereof. Pursuant to the terms of the Letter, however, the foregoing limitations on the Company with respect to related party transactions and modifications to Mr. Leeds’ employment agreement and salary and bonus compensation all terminate upon the consummation of a change of control of the Company, all as more particularly defined and described in the Letter.

The Purchase Agreement also provides that, during the Applicable Period, until such time as the Fund chooses to designate a nominee to serve on the Company’s board of directors, the Fund shall have certain observation rights in connection with board meetings (including committees thereof) and the Company’s operations, all as set forth in the Purchase Agreement. Further, the Company agreed that, during the Applicable Period, it will not issue securities to Mr. Leeds or certain of his affiliated parties at a price below $.25 per share (or the equivalent thereof after giving effect to any splits, mergers, stock dividends, recapitalizations and similar transactions), except in the following circumstances, but subject to the approval of a majority of the Company’s independent directors: (A) Common Stock or equivalents such as options and/or warrants, but in no event preferred stock, as compensation for services in lieu of cash, but only to the extent that such issuances are at a price that is equal to or in excess of the per share market price of the Common Stock, as determined pursuant to a formula specified in the Purchase Agreement, and all such issuances together do not exceed 5% of the then outstanding shares of Common Stock; or (B) in connection with the purchase of Common Stock or equivalents (but in no event preferred stock) by Mr. Leeds and certain of his affiliates (excluding exercise by Mr. Leeds of his currently outstanding options), the proceeds of which are necessary for the Company’s continued operations, the completion of a merger or an acquisition, or such other appropriate business purpose as is approved by at least a majority of the board of directors (a “Corporate Event”). During the Applicable Period, in the event Mr. Leeds or certain of his affiliates acquire such securities in connection with a Corporate Event, the Fund has the right to participate in such financing on a pro rata basis pursuant to a formula specified in the Purchase Agreement. Pursuant to the terms of the Letter, however, the foregoing observation rights of the Fund and the limitations on issuances of securities by the Company to Mr. Leeds and certain of his affiliates all terminate upon the consummation of a change of control of the Company, all as more particularly defined and described in the Letter.

As part of a Co-Sale and Voting Rights Agreement (the “Co-Sale Agreement”), dated as of April 11, 2003, entered into between the Fund and Mr. Leeds (a copy of which is attached as Exhibit 3 hereto) as a condition to the Fund's consummation of its obligations under the Purchase Agreement, Mr. Leeds agreed that, if at any time during the Applicable Period Mr. Leeds or certain of his affiliates desires to sell or otherwise transfer (other than to certain affiliates) any shares of Common Stock, then Mr. Leeds must offer to the Fund the right to participate in such sale or other transfer to the extent of the Fund’s (including its partners or affiliates other than the Company) respective ownership of Common Stock shares (including any exercisable and in-the-money options, warrants and other Common Stock equivalents), as such ownership relates to Mr. Leeds’ and his affiliates’ respective ownership of Common Stock shares (including any exercisable and in-the-money options, warrants and other Common Stock equivalents).

Pursuant to the Co-Sale Agreement, Mr. Leeds also agreed to vote (during the Applicable Period) all shares he (including certain of his affiliates) beneficially owns in favor of the nomination and election of the Fund’s designee for membership on the Company’s board of directors (an “Antares Director”) and, to the extent a shareholder vote is required, the appointment of such Antares Director to the compensation and audit committees of the board of directors of the Company, the maintenance of at least two independent directors on the board of directors of the Company, and a requirement that the membership of each of the audit and compensation committees thereof be limited exclusively to independent directors and at least two thereof. He also agreed to the board approval and other requirements and limitations described in the preceding paragraphs. Pursuant to the terms of the Letter, however, with the exception of the co-sale rights that Mr. Leeds granted to the Fund (as described above), the foregoing agreements of Mr. Leeds all terminate upon the consummation of a change of control of the Company, all as more particularly defined and described in the Letter.

Pursuant to the Letter, the Fund agreed to vote in favor of a possible reorganization of the Company into a holding company structure, to the extent a plan for such reorganization adhering to the description thereof set forth in the Letter is submitted for approval to the Company’s shareholders and so long as Mr. Leeds also votes in favor of such reorganization.

The Company also granted to the Fund certain registration rights with respect to the Shares, as set forth in a Registration Rights Agreement, dated as of April 11, 2003, between the Company and the Fund (the “Registration Rights Agreement”). A copy of the Registration Rights Agreement is filed as Exhibit 4 hereto. Under the Registration Rights Agreement, the Fund was granted certain piggyback registration rights with respect to any registration (other than one on Form S-4 or Form S-8) under the Securities Act that the Company effectuates on or prior to the date that the registrable stock under the Registration Rights Agreement no longer qualify as such under the provisions of the Registration Rights Agreement. In addition, the Company agreed to use its reasonable best efforts to cause to be filed and declared effective prior to January 1, 2004 and thereafter to maintain effective on a continuous basis for a period of time specified in the Registration Rights Agreement (subject, however, to certain requirements of the securities laws with respect to the Company's obligations to file supplements and post-effective amendments to such registration statement), a registration statement under Rule 415 of the Securities Act under which the Fund, along with certain other holders of the Common Stock that have registration rights, will be able to sell its or their shares of Common Stock, as applicable. Under the Registration Rights Agreement, the Fund is subject to lock-up provisions whereby it may not sell or otherwise transfer any of the Shares until the following dates: (i) with respect to 50% of such Shares, prior to the earlier of the date that is six months from the effective date of a registration statement covering the Shares and January 1, 2004, and (ii) with respect to all other of such Shares, prior to the earlier of the date that is 12 months from the effective date of such registration statement and July 1, 2004. To the extent that certain of the registration rights and lock-up provisions of the Registration Rights Agreement vary from the similar provisions of registration rights agreements entered into between the Company and investors in the Company's private placement offering that closed in March 2003, certain additional benefits to the Fund as a result of such variance shall also be given to the private placement investors.

Summarizations of the terms of the various agreements described above are not intended to be comprehensive and are qualified in their entirety by reference to the agreements which are set forth as Exhibits 1, 2, 3 and 4 to this statement.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Stock Purchase Agreement, dated as of April 11, 2003, between Summit Brokerage Services, Inc. and Antares Capital Fund III Limited Partnership (w/o Exhibits)

Exhibit 2	Supplemental Letter, dated as of April 11, 2003, by and among Summit Brokerage Services, Inc., Antares Capital Fund III Limited Partnership and Marshall T. Leeds

Exhibit 3	Co-Sale and Voting Rights Agreement, dated as of April 11, 2003, between Antares Capital Fund III Limited Partnership and Marshall T. Leeds

Exhibit 4	Registration Rights Agreement, dated as of April 11, 2003, between Summit Brokerage Services, Inc. and Antares Capital Fund III Limited Partnership

Exhibit 5	Agreement Relative to the Filing of Schedule 13D, dated as of April 21, 2003, by and among Antares Capital Fund III Limited Partnership, Antares Capital Partners III, L.L.C., Randall E. Poliner, and Jonathan I. Kislak

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Antares Capital Fund III Limited Partnership

	By:	Antares Capital Partners III, L.L.C.

4/21/03	By:	/s/ Jonathan I. Kislak
(Date)	Name:	Jonathan I. Kislak
	Title:	Class A Member

Antares Capital Partners III, L.L.C.

4/21/03	By:	/s/ Jonathan I. Kislak
(Date)	Name:	Jonathan I. Kislak
	Title:	Class A Member

4/21/03	By:	/s/ Jonathan I. Kislak
(Date)	Name:	Jonathan I. Kislak
	Title:	Individually

4/21/03	By:	/s/ Randall E. Poliner
(Date)	Name:	Randall E. Poliner
	Title:	Individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)